DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, New York 10020-1104 www.dlapiper.com

Yvan-Claude Pierre yvan-claude.pierre@dlapiper.com T 212.335.4670 F 917.778.8670

December 9, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street
Washington, D.C. 20549
Attention:	H. Christopher Owings
Angie Kim

Re:	Kingold Jewelry, Inc.
Accreditation from the China Gold Association

Dear Mr. Owings:

On behalf of Kingold Jewelry, Inc. (the “Company”), we are pleased to respond as follows to the Staff’s comments delivered orally by Ms. Kim on December 6, 2010, relating to the accreditation (the “Accreditation”) granted by the China Gold Association (the “Association”) to the Company on July 29, 2010.

The Accreditation was neither solicited nor commissioned by the Company in connection with the proposed offering of its common stock (the “Offering”), but rather was provided by an independent trade association to one of its members as part of a periodic review of the industry.  As can be seen from the Association’s website1, the Association is a membership-based non-profit trade association aimed at promoting both the overall Chinese gold industry as well enhancing the exposure of its individual members throughout the country.  The Association, while affiliated with the Chinese government, routinely conducts independent studies and analysis of the Chinese gold industry.  In doing so, as a means of promoting and providing value to its individual members, the Association routinely grants various forms of accreditation publicizing the accomplishments of its members.  Such endorsements are granted independently by the Association and cannot be requested or solicited by members.

Along these lines, the Accreditation was provided to the Company by the Association as a means of assisting the Company in objectively gauging its overall standing in the Chinese gold industry.  As with the other forms of endorsement discussed above, the Accreditation was neither solicited nor commissioned by the Company in any way.  Furthermore, it was not granted in connection with the Offering, but rather a part of a periodic and routine review by the Association of the Chinese gold industry.  Accordingly, the Company believes that citation to the Accreditation in its Registration Statement (File No. 333-167626) is proper, and that consent from the Association is not required.

1 Please scroll down to the bottom portion of the page which contains the English translation: http://www.cngold.org.cn/cn/xihuigaikuang/xiehuijianjie.html.

If you have any questions, please contact the undersigned at 212.335.4670.

Sincerely,

/s/ Yvan-Claude Pierre

Yvan-Claude Pierre

*****

cc:	Mr. Zhihong Jia, Kingold Jewelry, Inc.
Paul Goodman, Esq., Cyruli Shanks Hart & Zizmor, LLP
William Haddad, Esq., DLA Piper LLP (US)
Yang Juan, Grandall Legal Group (Beijing)